Exhibit 99.1

Genius Group increases Bitcoin Treasury 40%

to total purchase of 153 Bitcoin for $14 million

SINGAPORE, November 21, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it had increased its Bitcoin purchases for its Bitcoin Treasury by an additional $4 million to 153 Bitcoin for $14 million, at an average price of $91,372 per Bitcoin.

The purchase of an additional $4 million of Bitcoin follows the Company’s announcement on November 12 of its “Bitcoin-first” strategy in which it is committing 90% or more of its current and future reserves to be held in Bitcoin, with an initial target of $120 million in Bitcoin. The Company subsequently announced the purchase of its first $10 million of Bitcoin purchased on November 18.

This purchase represents the second purchase of Bitcoin in the two weeks since the Company established its Bitcoin Treasury. The purchase is part of the ongoing purchases the Company intends to continue to make towards its initial $120 million target.

Roger Hamilton, Genius Group’s CEO hosted the first Podcast as part of its Bitcoin & Blockchain Education Series on November 19. He was joined by Genius Group Board Members & Blockchain Experts Thomas Power & Ian Putter. On the podcast they discussed the rationale behind the companies that are establishing Bitcoin Treasuries, and provided information and guidance to other companies considering Bitcoin as a Treasury Reserve. The recording of the Podcast can be viewed here.

The Genius Group Bitcoin 10 Step Plan

On the Podcast, the Genius Group Board members also discussed the Genius Group Bitcoin-First 10 Step Plan, which it believes other Bitcoin-first companies can follow:

1.	Build a Blockchain / Bitcoin First Board: Four recently appointed Board Members to the Company are pro-Bitcoin, with extensive expertise and connections, and Board discussions are centered around positioning the Company for the future.

2.	Commit to a Blockchain / Bitcoin First Strategy: The Company’s plans are centered around upgrading its Edtech platform to offer its courses, certifications, learning journeys, AI assistants and GEM reward tokens on the Blockchain, and integrating Bitcoin as both a means of a payment and the primary asset in its Treasury.

3.	Determine your target: The Company has set a specific initial target of purchasing an initial $120 million in Bitcoin for its Bitcoin Treasury. Once the company achieves this target, it will set its next target.

4.	Determine your value add layer: The Company’s value add layer is a global AI driven, Blockchain based education system, preparing students for the exponential economies and ecosystems of the future. The Company intends to establish this layer as a cash generating operation enabling it to continuously contribute to its Bitcoin Treasury.

5.	Establish your capital growth plan: The Company is learning from the financing and investment strategies that other Bitcoin-First companies are using to build their Bitcoin Treasuries and adopting these strategies into their plan as appropriate.

6.	Choose your Jurisdiction: The Company has chosen Singapore as its jurisdiction due to the country’s Bitcoin-friendly, pro-AI environment and 0% capital gains tax.

7.	Choose your Custodian: The Company has chosen Coinbase Singapore as its custodian due to the robust set of tools and expert team Coinbase delivers to the Company.

8.	Buy Bitcoin: The Company began its Bitcoin purchases within days of its announcement to build a Bitcoin Treasury.

9.	Do it now: The Company believes speed is of the essence, due to the increasing interest in and focus on Bitcoin on a global scale.

10.	Repeat: The Company believes consistent purchases with a view to the long term strategy and not the short term fluctuations in the market will lead to the greatest benefit for the Company and our long term investors.

Roger Hamilton, CEO of Genius Group, said “In the last week, other public listed companies that are pioneering a Bitcoin-first strategy have announced multiple new developments in their financing strategies and Bitcoin holdings. It is difficult for the average investor, entrepreneur or executive to keep up with these changes, let alone adopt them within their own companies.”

“We believe there is an important place for Genius Group to provide an education system that is not only powered by AI and the Blockchain, but that delivers valued courses about AI, Bitcoin and the fastest growing exponential technologies. As an education company, we are focused at meeting this important need: To prepare students, entrepreneurs, investors, companies and governments for the global shift to a future decentralized, digital, trust-based economy.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America
(949) 259-4987
GNS@mzgroup.us
www.mzgroup.us